
April 19, 2024

Enrique López Lecube
Chief Financial Officer
Bioceres Crop Solutions Corp.
Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina

      Re: Bioceres Crop Solutions Corp.
          Form 20-F for Fiscal Year Ended June 30, 2023
          Response Letter Dated April 11, 2024
          File No. 001-38836

Dear Enrique López Lecube:

We have reviewed your [Month day, year] response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our [Month day, year] letter.

Form 20-F for Fiscal Year Ended June 30, 2023

9. Taxation, page F-58

1.   We note your response to comment 6. It is unclear how the disclosures provided clearly explain how you calculated the income tax benefit (expense) by applying the tax rate in force in the respective countries. In this regard, you recognized earnings before income tax of $19.1 million for fiscal year 2023 but the beginning amount for the reconciliation is a benefit of $1.3 million. As previously requested, please disclose and provide us with the specific calculations that clearly show how the beginning amount for the reconciliation is calculated in accordance with IAS 12.81(c) for each period presented. Please also confirm that you will also provide a comprehensive explanation in MD&A for the material factors impacting the amount of income tax benefit (expense) recognized for each period presented including quantification of those factors.

       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services